February 27, 2007
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	Minrad International (the “Company”) Registration Statement on Form S-3 (Registration File No. 333-139903)
Ladies and Gentlemen:
The Company hereby withdraws its request, filed on February 23, 2007, asking: (a) for acceleration of the effective date of the referenced Registration Statement; and (b) that the Registration Statement become effective at any time on Wednesday February 28, 2007 or as soon thereafter as practicable. The Company intends to amend the Registration Statement as soon as practical after it files its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

Very truly yours, Minrad International, Inc.
by: /s/ William H. Burns
Name:	William H. Burns
Title:	Chairman, Chief Executive Officer, and Director